DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman/ Hugh West / Bradley Ecker / Erin Purnell

August 18, 2022

Dear Sirs / Madams,

Re:	Lanvin Group Holdings Limited

Registration Statement on Form F-4

Filed July 11, 2022

File No. 333-266095

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 5, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission on July 11, 2022 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) through EDGAR.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

A foreign law firm registered in Singapore (Reg. No 200404750D).

DLA Piper Singapore Pte. Ltd. is a law firm and part of DLA Piper, a global law firm, operating through various separate and distinct legal entities.

A list of offices and regulatory information can be found at dlapiper.com

Singapore Switchboard

+65 6512 9595

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Response: The Company has revised the disclosures on pages 110 and 126 of Amendment No.1 in response to the Staff’s comment.

2.

Where applicable, please clearly and prominently disclose the benefits to the Sponsor and its affiliates in executing the Forward Purchase Agreement, including whether and to what extent these agreements ensure that the business combination will be approved, that there is a sufficient amount of cash in the SPAC’s trust account, and/or that the benefits to the Sponsor if the agreement ensures completion of the business combination. Additionally, please file these agreements as exhibits to your registration statement.

Response: The Company has revised the disclosure on pages 279 and 280 of Amendment No.1 in response to the Staff’s comment. Additionally, the Company is filing the Forward Purchase Agreements as exhibits to Amendment No.1.

3.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company has revised the disclosures on pages 18 to 20 and 157 to 159 of Amendment No.1 to disclose the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination in response to the Staff’s comment.

4.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully notes that the disclosures in the section entitled “The Business Combination Proposal — Interests of PCAC Directors and Officers in the Business Combination” contains information responsive to the Staff’s comment. As summarized in the response to Comment 3, the Company has supplemented the disclosures thereunder to highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, and has also revised the disclosures on pages 113 to 115 of Amendment No.1.

5.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment, and directs the Staff’s attention to the section entitled “The Business Combination Proposal — Interests of PCAC Directors and Officers in the Business Combination,” which discloses that the Sponsor and PCAC’s directors and officers have agreed not to redeem any of the Founder Shares and public shares held by them in connection with a shareholder vote to approve a proposed initial business combination, and without any separate consideration provided by PCAC for such agreement. As indicated in the response to Comment 2, the Company has also revised the disclosure on pages 279 and 280 of Amendment No.1 to disclose that the Forward Purchase Investors have agreed to waive their redemption rights with respect to the Founder Shares held by them without any separate consideration provided by PCAC for such agreement.

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

6.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures in pages 216, 218, 219, 220, 221, 229, 230 and 240 of Amendment No.1.

7.

Disclosure in your prospectus as to the use of proceeds of the business combination appears to be inconsistent. For example, on page 52 you disclose that proceeds from the business combination will be “used by LGHL for working capital and general corporate purposes,” and on page 153 you disclose that “proceeds generated from the Business Combination and PIPE investments and other available financing sources towards the potential new investments.” Please revise or advise.

Response: The Company has revised the wording on page 50 of Amendment No.1 in response to the Staff’s comment.

Cover Page

8.

We note your disclosure that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, please disclose on your cover page, prospectus summary, and applicable risk factors that you expect to be identified by the Commission under the HFCAA. Disclose whether you have been provisionally or conclusively identified and the impact this may have on your ability to continue to offer your securities.

Response: The Company has revised the disclosures in response to the Staff’s comments on the cover page and pages 26 and 125.

FREQUENTLY USED TERMS, page 2

9.	Revise your definition of “China” and the “PRC” to include Hong Kong and Macau.

Response: The Company has revised the definition of “China” and the “PRC” in response to the Staff’s comments on page 2 of Amendment No.1.

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Summary of the Proxy Statement/Prospectus, page 6

10.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.

Response: The Company has revised the disclosure in pages 27 and 28 of Amendment No.1 in response to the Staff’s comment.

Summary Risk Factors, page 23

11.

Please revise your Summary Risk Factors so that it does not exceed two pages in length. Please refer to Item 3 of Form F-4 and Item 105(b) of Regulation S-K. Questions and Answers about the Proposals, page 51.

Response: The Company has revised the Summary Risk Factors in response to the Staff’s comments on pages 23 to 26 of Amendment No.1.

12.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company has revised included the disclosures in pages 52, 266 and 278 of Amendment No.1 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss, page 75

13.	We note you have presented two years of unaudited pro forma condensed combined statements of profit or loss. Please clarify how this complies with Regulation S-X Rule 11-02(c)(2)(i).

Response: The Company acknowledges the Staff’s comment and has revised the presentation on pages 66 to 78 of Amendment No.1.

Risk Factors, page 84

14.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Response: The Company has revised the relevant risk factors in response to the Staff’s comment on page 96 of Amendment No.1.

Risks Relating to Lanvin Group’s Business and Operations

Our growth depends, in part, on our continued retail expansion..., page 87

15.

We note your disclosure on page 202 that the Fosun Fashion Group was founded in 2018 and that your most recent brand acquisition took place in 2021. Please revise your discussion in this section to describe your future growth and business strategy in the context of your relatively recent founding and how you are impacted by your short operating history.

Response: The Company acknowledges the Staff’s comment and has revised the discussion on page 203 of Amendment No.1.

Our business is heavily dependent on the ability and desire of consumers to shop, page 87

16.

We note your disclosure that reduced consumer traffic could result from certain conditions, and has resulted from the COVID-19 pandemic. Please revise your disclosure in this section to more specifically describe the impact of the pandemic on your business.

Response: The Company has revised the disclosure in pages 82 and 83 of Amendment No. 1 in response to the Staff’s comment.

Background of the Business Combination, page 141

17.

Please amend your “Background of the Business Combination” discussion to include a discussion of the additional PIPE financings and the Forward Purchase Agreement, including the positions of each party and negotiations related to the terms of these agreements.

Response: The Company respectfully advises the Staff that as disclosed on pages 55, 143 and 279-280 of Amendment No.1, PCAC entered into the Forward Purchase Agreements with the Forward Purchase Investors prior to the IPO. The Forward Purchase Agreements currently remain in effect and have not been amended or modified in connection with the Business Combination, and PCAC did not enter into additional forward purchase agreements in connection with the Business Combination. The Company is filing the Forward Purchase Agreements as exhibits to Amendment No.1.

The Company has revised the disclosure on page 147 of Amendment No.1 to include additional descriptions regarding the PIPE financing in response to the Staff’s comment. The Company further respectfully advises the Staff that, while the Business Combination Agreement contemplates that, subject to PCAC’s and Lanvin Group’s approval, LGHL may enter into additional PIPE subscription agreements after the execution of the Business Combination Agreement and prior to obtaining shareholder approval of the Business Combination by PCAC shareholders, no such additional PIPE financing arrangements have been entered into as of the date hereof. Accordingly, while Amendment No.1 contains references to “Additional PIPE Investors” and “Additional PIPE Subscription Agreements” (as such terms are used in the Business Combination Agreement), currently there is no PIPE financing arrangements in addition to those described in Amendment No.1. If and when the Company enters into additional PIPE financing arrangements, the Company will revise its registration statement to disclose the material terms of such additional financing and related negotiations.

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Certain Unaudited Lanvin Group Prospective Financial Information, page 151

18.

We note your disclosure that the financial projections are based on numerous assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit. In addition to listing factors and assumptions underlying the projections, please expand to clarify how those factors and assumptions directly relate to the forecasted financial information, quantifying the factors where possible.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 151 to 153 in Amendment No.1.

19.

We note your disclosure about the “potential new investments.” Where applicable, please describe the nature of these potential new investments in more detail, including whether any target businesses have been identified, whether negotiations have commenced, and whether proceeds from the business combination will be used in such investments.

Response:

The Company aims to continue to complete and strengthen its ecosystem with brands that can complement its current portfolio in respect of product category or customer segment, including brands focusing on leather goods, sportswear and jewelry, with strong heritage and craftmanship.

As indicated in the disclosure on page 153 of Amendment No.1, the prospective financial information assumes the full 12-month contribution of two potential new investments starting in 2022.

Procurement, page 216

20.	Please expand your discussion on the sources and availability of raw materials for your Wolford and St. John brands.

Response: The Company has revised the disclosure in pages 218 and 219 of Amendment No.1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lanvin Group

Key Factors Affecting Lanvin Group’s Financial Condition and Results of Operations, page 234

21.

We note your risk factor disclosure of significant inflationary pressures in 2021 and continuing in 2022. Please expand your discussion to identify the principal inflationary pressures the company has experienced and clarify the resulting impact to the company and your results of operations, if material.

Response: The Company has revised the “Key Factors Affecting Lanvin Group’s Financial Condition and Results of Operations” section and has inserted additional information relating to inflation on page 240 of Amendment No.1.

Results of Operations

Revenues, page 239

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

22.

Please expand your revenue disclosure to quantify sales incentives, rebates, and sales discounts for each period presented and provide a discussion regarding what these discounts relate to and how they are estimated for the purpose of determining the transaction price, if material.

Response: The Company has revised the discussion on page 242 of Amendment No.1 in response to the Staff’s comment.

Results by Segment, page 246

23.

We note you present certain non-IFRS financial measures, including Contribution profit and Contribution profit margin, by segment. Please revise to clearly label these measures as non-IFRS and provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company has labelled these measures on pages 250 to 255 of Amendment No.1 in response to the Staff’s comment.

24.

We note your presentation of gross profit before inventory impairment in both your Lanvin and Sergio Rossi segments, on pages 247 and 250, respectively. Please revise to remove this measure or explain why this measure is appropriate and provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 250 to 255 and 264 of Amendment No.1.

Fosun Fashion Group (Cayman) Limited

Notes to the Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

3.17 Revenue Recognition, page F-21

25.

We note you recognize revenue from sales of services when the Group satisfies its performance obligation. Please revise to disclose the service revenue recognized for the periods presented, if material.

Response: The sales of services constituted 2.3% and 1.8% of total revenue in 2020 and 2021 respectively, which mainly relates to royalty payments (under the Company’s licenses granted to partners including eyewear manufacturers) and are in the Company’s opinion, immaterial.

Note 6. Business Combinations, page F-29

26.

Please revise to disclose the specific facts and circumstances that resulted in a material amount of negative goodwill for the acquisition of Sergio Rossi S.p.A. Refer to paragraph 59 of IFRS 3. In this regard, consider revising your disclosure on page 255 (Critical Accounting Estimates) to discuss the critical accounting estimates and assumptions used in your accounting for business combinations.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 261 to 262 and F-30 of Amendment No.1.

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Note 16. Impairment testing of intangible assets with indefinite useful lives, page F-39

27.

Please revise here, or within your critical accounting estimates (i.e., Recoverability of goodwill and brands with indefinite useful life on page 256) to disclose the percentage by which the Value in Use exceeded carrying value for each CGU as of the date of the most recent test. If any reporting units were at risk of failing the impairment test, please disclose the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 260 of Amendment No.1. The Company does not believe any of the CGUs are at risk of failing the impairment test.

Item 21. Exhibits and Financial Statement Schedules, page II-1

28.	Please revise the exhibit index so that the tax opinion to be filed as Exhibit 5.3 is filed under Item 601(b)(8) of Regulation S-K.

Response: The Company has revised the exhibit index in response to the Staff’s comments on page II-2 of Amendment No.1.

Please contact Joseph E. Bauerschmidt of DLA Piper at +65 6512-6066 or Shang Hsiu Koo at +86-138-18366202 of the Company should you have any questions or require further information.

Yours faithfully,

DLA Piper Singapore Pte. Ltd.